Exhibit 99.2

NORTH AMERICAN ENERGY PARTNERS INC.
Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars)

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada
INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). North American Energy Partners Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis for the year ended December 31, 2013. Our responsibility is to express an opinion on North American Energy Partners Inc.'s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, North American Energy Partners Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of North American Energy Partners Inc. as at December 31, 2013 and 2012, and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years then ended, and our report dated February 19, 2014, expressed an unmodified opinion on those consolidated financial statements.

Chartered Accountants
Edmonton, Canada
February 19, 2014

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada
INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of North American Energy Partners Inc.

We have audited the accompanying consolidated financial statements of North American Energy Partners Inc., which comprise the consolidated balance sheets as at December 31, 2013 and 2012, and the consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.
Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of North American Energy Partners Inc. as at December 31, 2013 and 2012 and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Other Matter
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), North American Energy Partners Inc.’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2014 expressed an unmodified opinion on the effectiveness of North American Energy Partners Inc.’s internal control over financial reporting.

Chartered Accountants
Edmonton, Canada
February 19, 2014

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	2013	2012
Assets
Current assets
Cash	$13,742	$1,164
Accounts receivable, net (note 5 and 16(d))	70,177	152,810
Unbilled revenue (note 6)	32,168	80,223
Inventories (note 7)	5,907	10,838
Prepaid expenses and deposits (note 8)	2,152	4,198
Assets held for sale (note 9 and 16(a))	52	251
Deferred tax assets (note 10)	3,678	4,396
	127,876	253,880
Property, plant and equipment, net (note 11)	277,975	332,252
Other assets (note 12(a))	12,130	17,510
Goodwill (note 13)	—	32,901
Deferred tax assets (note 10)	27,660	56,814
Total Assets	$445,641	$693,357
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable	$48,438	$109,577
Accrued liabilities (note 14)	15,655	16,273
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 6)	6,357	9,755
Current portion of long term debt (note 15(a))	14,996	25,910
Current portion of derivative financial instruments (note 16(a))	—	3,586
Deferred tax liabilities (note 10)	8,036	19,082
	93,482	184,183
Long term debt (note 15(a))	103,299	310,925
Derivative financial instruments (note 16(a))	—	2,965
Other long term obligations (note 17(a))	7,207	4,788
Deferred tax liabilities (note 10)	49,818	57,939
	253,806	560,800
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2013 - 34,746,236 (December 31, 2012 - 36,251,006)) (note 18(a))	290,517	304,908
Additional paid-in capital	14,750	10,292
Deficit	(113,432)	(182,616)
Accumulated other comprehensive loss	—	(27)
	191,835	132,557
Total liabilities and shareholders' equity	$445,641	$693,357
Commitments (note 19)
Contingencies (note 20)
Approved on behalf of the Board

/s/ Ronald A. McIntosh	/s/ Allen R. Sello
Ronald A. Mclntosh, Director	Allen R. Sello, Director
See accompanying notes to consolidated financial statements.

1	2013 Consolidated Financial Statements

NOA

Consolidated Statements of Operations and
Comprehensive Income (loss)
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	2013	2012
Revenue	$470,484	$595,422
Project costs	180,348	278,266
Equipment costs	184,931	204,475
Equipment operating lease expense	22,975	43,286
Depreciation	36,491	45,365
Gross profit	45,739	24,030
General and administrative expenses	39,901	42,579
Loss on disposal of property, plant and equipment	3,033	1,837
Loss (gain) on disposal of assets held for sale (note 9)	2,212	(90)
Amortization of intangible assets (note 12(b))	3,276	3,686
Equity in earnings of unconsolidated joint venture	—	(846)
Operating loss before the undernoted	(2,683)	(23,136)
Interest expense (note 21)	21,697	23,540
Foreign exchange (gain) loss	(156)	119
Unrealized gain on derivative financial instruments (note 16(a))	(6,551)	(4,017)
Loss on debt extinguishment (note 15(d))	6,476	—
Loss from continuing operations before income taxes	(24,149)	(42,778)
Income tax (note 10):
Current (benefit) expense	(2,438)	1,030
Deferred benefit	(3,664)	(11,312)
Net loss from continuing operations	(18,047)	(32,496)
Income from discontinued operations, net of tax (note 22)	87,231	18,823
Net income (loss)	69,184	(13,673)
Other comprehensive income (loss)
Unrealized foreign currency translation gain (loss)	27	(32)
Comprehensive income (loss)	69,211	(13,705)
Per share information from continuing operations
Net loss - basic (note 18)	$(0.50)	$(0.90)
Net loss - diluted (note 18)	$(0.50)	$(0.90)
Per share information from discontinued operations
Net income - basic (note 18)	$2.41	$0.52
Net income - diluted (note 18)	$2.39	$0.52
Per share information
Net income (loss) - basic (note 18)	$1.91	$(0.38)
Net income (loss) - diluted (note 18)	$1.89	$(0.38)
See accompanying notes to consolidated financial statements.

2013 Consolidated Financial Statements	2

Consolidated Statements of Changes in Shareholders’
Equity
(Expressed in thousands of Canadian Dollars)

	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive (loss) income	Total
Balance at December 31, 2011	$304,896	$7,618	$(168,943)	$5	$143,576
Net loss	—	—	(13,673)	—	(13,673)
Unrealized foreign currency translation loss	—	—	—	(32)	(32)
Share option plan	—	1,327	—	—	1,327
Stock award plan	—	47	—	—	47
Exercised stock options	12	(5)	—	—	7
Repurchase of shares to settle stock award plan	—	(148)	—	—	(148)
Senior executive stock option plan	—	1,453	—	—	1,453
Balance at December 31, 2012	$304,908	$10,292	$(182,616)	$(27)	$132,557
Net income	—	—	69,184	—	69,184
Unrealized foreign currency translation gain	—	—	—	27	27
Share option plan	—	981	—	—	981
Exercised stock options	1,742	(567)	—	—	1,175
Share purchase program	(16,133)	4,393	—	—	(11,740)
Senior executive stock option plan	—	(349)	—	—	(349)
Balance at December 31, 2013	$290,517	$14,750	$(113,432)	$—	$191,835
See accompanying notes to consolidated financial statements.

3	2013 Consolidated Financial Statements

NOA

Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	2013	2012
Cash (used in) provided by:
Operating activities:
Net loss from continuing operations	$(18,047)	$(32,496)
Adjustments to reconcile to net cash from operating activities:
Depreciation	36,491	45,365
Equity in earnings of unconsolidated joint venture	—	(846)
Amortization of intangible assets (note 12(b))	3,276	3,686
Amortization of deferred lease inducements (note 17(b))	(107)	(108)
Amortization of deferred financing costs (note 12(c))	4,326	1,623
Loss on disposal of property, plant and equipment	3,033	1,837
Loss (gain) on disposal of assets held for sale (note 9)	2,212	(90)
Unrealized gain on derivative financial instruments (note 16(a))	(6,551)	(4,017)
Loss on debt extinguishment (note 15(d))	6,476	—
Stock-based compensation expense (note 23(a))	6,193	530
Cash settlement of restricted share unit plan (note 23(d))	(727)	(1,677)
Cash settlement of directors' deferred share unit plan (note 23(e))	(968)	(175)
Settlement of stock award plan (note 23(f))	—	(148)
Accretion of asset retirement obligation (note 17(c))	46	42
Deferred income tax (benefit) (note 10)	(3,664)	(11,312)
Net changes in non-cash working capital (note 24(b))	25,499	84,961
	57,488	87,175
Investing activities:
Purchase of property, plant and equipment	(31,351)	(54,087)
Additions to intangible assets (note 12(b))	(2,826)	(4,305)
Proceeds on the wind up of unconsolidated joint venture	—	2,170
Proceeds on disposal of property, plant and equipment	3,978	8,806
Proceeds on disposal of assets held for sale	3,106	1,937
	(27,093)	(45,479)
Financing activities:
Repayment of credit facilities	(234,684)	(386,658)
Increase in credit facilities	172,396	350,000
Financing costs (note 12(c))	(2,789)	(439)
Redemption of Series 1 Debentures (note 15(d))	(156,476)	—
Proceeds from stock options exercised (note 23(b))	1,175	7
Share purchase program (note 18(c))	(11,740)	—
Repayment of capital lease obligations	(14,030)	(8,520)
	(246,148)	(45,610)
Decrease in cash from continuing operations	(215,753)	(3,914)
Cash provided by (used in) discontinued operations (note 22)
Operating activities	45,739	(1,894)
Investing activities	182,836	5,927
Financing activities	(271)	(720)
	228,304	3,313
Increase (decrease) in cash	12,551	(601)
Effect of exchange rate on changes in cash	27	(32)
Cash, beginning of year	1,164	1,797
Cash , end of year	$13,742	$1,164
Supplemental cash flow information (note 24(a))
See accompanying notes to consolidated financial statements.

2013 Consolidated Financial Statements	4

Notes to Consolidated Financial Statements
For the years ended December 31, 2013 and 2012
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1. Nature of operations
North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc., was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company provides a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
2. Significant accounting policies
a) Basis of presentation
These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Material inter-company transactions and balances are eliminated upon consolidation. These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, NACGI, North American Fleet Company Ltd., North American Construction Holdings Inc. (“NACHI”) and NACG Properties Inc., and the following 100% owned subsidiaries of NACHI:

• North American Caisson Ltd.	• North American Site Development Ltd.
• North American Engineering Inc.	• North American Tailings and Environmental Ltd.
• North American Enterprises Ltd.	• Drillco Foundation Co. Ltd.
• North American Maintenance Ltd.	• 1565388 Alberta Ltd.
• North American Mining Inc.	• 1565401 Alberta Ltd.
• North American Pile Driving Inc.	• 1753514 Alberta Ltd.
• North American Services Inc.
b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period.
Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts; assumptions used in periodic impairment testing; and, estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets. Actual results could differ materially from those estimates.
The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of its estimates of the cost to complete for each project. Cost estimates for all significant projects use a detailed “bottom up” approach and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract cost and profitability that are recognized to the extent contract remedies are unavailable in the period in which such adjustments are determined. The most significant of these include:

•	the completeness and accuracy of the original bid;

•	costs associated with added scope changes;

•	extended overhead due to owner, weather and other delays;

•	subcontractor performance issues;

•	changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;

5	2013 Consolidated Financial Statements

NOA

•	changes in productivity expectations;

•	site conditions that differ from those assumed in the original bid;

•	contract incentive and penalty provisions;

•	the availability and skill level of workers in the geographic location of the project; and

•	a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
c) Revenue recognition
The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials, unit-price and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope is recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.
Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.
Costs related to unapproved change orders and claims are recognized when they are incurred.
Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.
These two conditions are satisfied when:

•
the contract or other evidence provides a legal basis for the unapproved change order or claim, or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.
This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

2013 Consolidated Financial Statements	6

The Company’s long term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.
The Company recognizes revenue from equipment rental as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used. Revenue is recognized from the foregoing activity once persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, fees are fixed and determinable and collectability is reasonably assured.
d) Balance sheet classifications
A one-year time period is typically used as the basis for classifying current assets and liabilities. However, included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year.
e) Cash
Cash includes cash on hand and bank balances net of outstanding cheques.
f) Accounts receivable and unbilled revenue
Accounts receivable are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized in advance of amounts billed to clients.
g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts
Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.
h) Allowance for doubtful accounts
The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.
i) Inventories
Inventories are carried at the lower of weighted average cost and market, and consist primarily of spare tires, job materials, manufacturing raw materials and finished goods. Finished goods cost includes raw materials, labour and a reasonable allocation of appropriate overhead costs.
j) Property, plant and equipment
Property, plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Straight-line	5 – 10 years
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

7	2013 Consolidated Financial Statements

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k) Capitalized interest
The Company capitalizes interest incurred on debt during the construction of assets for the Company’s own use. The capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue. The capitalized interest is amortized at the same rate as the respective asset.
l) Goodwill
Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized but instead is assessed for impairment quarterly or more frequently if events or changes in circumstances indicate that it may be impaired. Goodwill is assigned, as of the date of the business combination, to reporting units that are expected to benefit from the business combination.
m) Intangible assets
Intangible assets include:

•	Customer relationships and backlog, which are being amortized over the remaining lives of the related contracts and relationships;

•	trade names, which are being amortized on a straight-line basis over their estimated useful lives of between five and ten years;

•	non-competition agreements, which are being amortized on a straight-line basis between the three and five-year terms of the respective agreements;

•	capitalized computer software and development costs, which are being amortized on a straight-line basis over a maximum period of four years; and

•	patents, which are being amortized on a straight-line basis over estimated useful lives of up to six years.
The Company expenses or capitalizes costs associated with the development of internal-use software as follows:
Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.
Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the cost incurred for the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.
Post implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.
Costs of upgrades and enhancements are capitalized if the expenditures will result in adding functionality to the software.
n) Impairment of long-lived assets
Long-lived assets or asset groups held and used including plant, equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation or amortization expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.
o) Assets held for sale
Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	management, having the authority to approve the action, commits to a plan to sell the assets;

2013 Consolidated Financial Statements	8

•	the assets are available for immediate sale in their present condition;

•	an active program to locate buyers and other actions to sell the assets have been initiated;

•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;

•	the assets are being actively marketed at reasonable prices in relation to their fair value; and

•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.
p) Asset retirement obligations
Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.
q) Foreign currency translation
The functional currency of the Company and the majority of its subsidiaries is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.
r) Fair value measurement
Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.
s) Derivative financial instruments
The Company used derivative financial instruments to manage financial risks from fluctuations in exchange rates. These instruments included embedded price escalation features in supplier contracts. Such instruments were only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations.
t) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “General and administrative expenses” in the Consolidated Statements of

9	2013 Consolidated Financial Statements

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Operations. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.
u) Stock-based compensation
The Company has a Share Option Plan which is described in note 23(b). The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.
The Company has a Senior Executive Stock Option Plan which is described in note 23(c). This compensation plan allows the option holder the right to settle options in cash. The liability is measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date. Changes in fair value of the liability are recognized in the Consolidated Statements of Operations.
The Company has a Restricted Share Unit (“RSU”) Plan which is described in note 23(d). RSUs are granted effective April 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs vest at the end of the three-year term. The Company classifies RSUs as a liability as the Company has the ability and intent to settle the awards in cash. Compensation expense is calculated based on the number of vested shares multiplied by the fair market value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined. The Company recognizes compensation expense over the three-year term of the RSU in the Consolidated Statements of Operations.
The Company has a Director’s Deferred Stock Unit (“DDSU”) Plan which is described in note 23(e). The DDSU plan enables directors to receive all or a portion of their fee for that fiscal year in the form of deferred stock units. The deferred stock units are settled in cash and are classified as a liability on the Consolidated Balance Sheets. The measurement of the liability and compensation costs for these awards is based on the fair value of the unit and is recorded as a charge to operating income when issued. Subsequent changes in the Company’s payment obligation after issuing the unit and prior to the settlement date are recorded as a charge to operating income in the period such changes occur.
The Company had a Stock Award Plan which is described in note 23(f). The stock awards were settled at the Company’s option, either by the issuance of equity instruments if all necessary shareholder approvals and regulatory approvals are obtained or by cash payment. Compensation cost was measured using the market price of the Company’s common shares at the grant date and was expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital.
v) Net income (loss) per share
Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of shares outstanding during the year (see note 18(b)). Diluted per share amounts are calculated using the treasury stock method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.
w) Leases
Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as obligations under capital leases and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, are amortized on a straight-line basis over the lease term.
Certain operating lease and rental agreements provide a maximum hourly usage limit, above which the Company will be required to pay for the over hour usage as a contingent rent expense. These contingent expenses are recognized when the likelihood of exceeding the usage limit is considered probable and are due at the end of the lease term or rental period. The contingent rental expenses are included in “Equipment operating lease expense” in the Consolidated Statements of Operations.

2013 Consolidated Financial Statements	10

x) Deferred financing costs
Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option are presented as deferred financing costs. The deferred financing costs related to the Debentures and the Revolving and Term Facilities are amortized over the term of the related debt using the effective interest method.
y) Business combinations
The Company accounts for all business combinations using the acquisition method. Acquisition related costs which include finder’s fees, advisory, legal, accounting, valuation, other professional or consulting fees, and administrative costs are expensed as incurred.
z) Discontinued operations
As of December 31, 2013, the Company has divested certain of its business operations. These businesses are presented as discontinued operations in the Company's Consolidated Statement of Operations and Comprehensive Loss and, collectively, are included in the line item "Income from discontinued operations, net of tax" for all periods presented. The cash flows from discontinued operations are included in the "Cash provided by (used in) discontinued operations" section of the Consolidated Statement of Cash Flows for all periods presented. The Company allocates interest expense incurred on debt that is required to be repaid as a result of the disposal transaction to discontinued operations. The allocation to discontinued operations of other consolidated interest that is not directly attributable to or related to other operations of the Company is allocated based on a ratio of net assets to be sold to total consolidated net assets.
3. Accounting pronouncements recently adopted
a) Offsetting Assets and Liabilities
In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This ASU requires companies to disclose both gross and net information about financial instruments that have been offset on the consolidated balance sheet. The Company adopted this ASU effective commencing January 1, 2013. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.
b) Intangibles - Goodwill and other
In July 2012, the FASB issued ASU No. 2012-02, Intangibles - Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment. This ASU gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the indefinite-lived intangible asset is impaired. If it is determined that it is more likely than not the indefinite-lived intangible asset is impaired, a quantitative impairment test is required. However, if it is concluded otherwise, the quantitative test is not necessary. The Company adopted this ASU effective commencing January 1, 2013. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.
c) Comprehensive Income
In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. Under this standard, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This standard does not change the current requirements for reporting net income or other comprehensive income in the financial statements. The Company adopted this ASU effective commencing January 1, 2013. The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

11	2013 Consolidated Financial Statements

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4. Recent accounting pronouncements not yet adopted
a) Income Taxes
In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carry Forward Exists. This accounting standard eliminates the diversity in practice in the presentation of unrecognized tax benefits. The amendments in this ASU provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carry forward, similar tax loss, or tax credit carry forward exists. This ASU will be effective commencing January 1, 2014. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.
5. Accounts receivable

	December 31, 2013	December 31, 2012
Accounts receivable – trade	$59,309	$118,509
Accounts receivable – holdbacks	9,055	33,352
Income and other taxes receivable	12	420
Accounts receivable – other	1,801	714
Allowance for doubtful accounts (note 16(d))	—	(185)
	$70,177	$152,810
Accounts receivable – holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. As of December 31, 2013 there were $nil holdback balances (December 31, 2012– $2,597) which relate to contracts whereby the normal operating cycle is greater than one year and therefore are not expected to be collected within one year.
6. Costs incurred and estimated earnings net of billings on uncompleted contracts

	December 31, 2013	December 31, 2012
Costs incurred and estimated earnings on uncompleted contracts	$533,837	$404,323
Less billings to date	(508,026)	(367,378)
	$25,811	$36,945
Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the Consolidated Balance Sheets under the following captions:

	December 31, 2013	December 31, 2012
Unbilled revenue	$32,168	$80,223
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(6,357)	(9,755)
	$25,811	$70,468

Unbilled revenue related to discontinued operations amounted to $nil (December 31, 2012– $33,523).
An amount of $14,381 (December 31, 2012 – $16,733) is recognized within unbilled revenue relating to a single long-term customer contract, whereby the normal operating cycle for this project is greater than one year. As described in note 2(b) the estimated balances within unbilled revenue are subject to uncertainty concerning ultimate realization.

2013 Consolidated Financial Statements	12

7. Inventories

	December 31, 2013	December 31, 2012
Spare tires	$5,907	$5,195
Job materials	—	1,072
Manufacturing raw materials	—	2,609
Finished goods	—	1,962
	$5,907	$10,838
8. Prepaid expenses and deposits

Current:
	December 31, 2013	December 31, 2012
Prepaid insurance and deposits	$1,076	$2,075
Prepaid lease payments	880	1,771
Prepaid interest	196	352
	$2,152	$4,198

Long term:
	December 31, 2013	December 31, 2012
Prepaid lease payments (note 12(a))	$1,274	$97
9. Assets held for sale
Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments.
During the year ended December 31, 2013, impairment of equipment assets held for sale amounting to $3,097 has been included in depreciation expense in the Consolidated Statements of Operations (2012 – $8,622). The write-down is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. The loss on disposal of equipment assets held for sale was $2,212 for the year ended December 31, 2013 (2012 – gain of $90).
10. Income taxes
Income tax provision differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended December 31,	2013	2012
Loss from continuing operations before income taxes	$(24,149)	$(42,778)
Tax rate	25.26%	25.12%
Expected benefit	$(6,101)	$(10,746)
(Decrease) increase related to:
Impact of enacted future statutory income tax rates	(209)	160
Income tax adjustments and reassessments	(249)	407
Non deductible portion of capital losses	69	(137)
Stock-based compensation	315	112
Other	73	(78)
Income tax benefit	$(6,102)	$(10,282)

13	2013 Consolidated Financial Statements

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Classified as:

Year ended December 31,	2013	2012
Current income tax (benefit) expense	$(2,438)	$1,030
Deferred income tax benefit	(3,664)	(11,312)
	$(6,102)	$(10,282)
The deferred tax assets and liabilities are summarized below:

	December 31, 2013	December 31, 2012
Deferred tax assets:
Non-capital losses	$39,604	$54,086
Deferred financing costs	1,709	—
Derivative financial instruments	—	1,646
Billings in excess of costs on uncompleted contracts	1,606	2,451
Capital lease obligations	10,914	12,462
Deferred lease inducements	91	114
Stock-based compensation	1,880	1,001
Other	409	510
	$56,213	$72,270

	December 31, 2013	December 31, 2012
Deferred tax liabilities:
Unbilled revenue and uncertified revenue included in accounts receivable	$5,338	$12,097
Assets held for sale	13	63
Accounts receivable – holdbacks	2,308	8,379
Property, plant and equipment	56,945	67,257
Deferred financing costs	—	277
Intangible assets	—	8
Deferred partnership income	18,125	—
	$82,729	$88,081
Net deferred income tax liability	$(26,516)	$(15,811)
Classified as:

	December 31, 2013	December 31, 2012
Current asset	$3,678	$4,396
Long term asset	27,660	56,814
Current liability	(8,036)	(19,082)
Long term liability	(49,818)	(57,939)
	$(26,516)	$(15,811)
The Company and its subsidiaries file income tax returns in the Canadian federal jurisdictions, five provincial jurisdictions and Colombia. Prior to the sale of piling assets and liabilities, the Company filed income tax returns in the US federal and Indiana, Oklahoma and Texas state jurisdictions. For years before 2007, the Company is no longer subject to Canadian federal or provincial examinations.

2013 Consolidated Financial Statements	14

The Company has a full valuation allowance against capital losses in deferred tax assets of $962 as at December 31, 2013 (2012 – $962). At December 31, 2013, the Company has non-capital losses for income tax purposes of $156,784 which predominately expire after 2026 as follows:

December 31, 2013
2026	$283
2027	—
2028	13,676
2029	1
2030	21,368
2031	40,830
2032	55,160
2033	25,466
$156,784
11. Property, plant and equipment

December 31, 2013	Cost	Accumulated Deprecation	Net Book Value
Heavy equipment	$251,872	$96,038	$155,834
Major component parts in use	60,484	23,472	37,012
Other equipment	27,594	11,511	16,083
Licensed motor vehicles	25,911	22,474	3,437
Office and computer equipment	13,846	11,882	1,964
Buildings	4,691	2,650	2,041
Leasehold improvements	9,946	6,187	3,759
Assets under capital lease	72,627	14,782	57,845
	$466,971	$188,996	$277,975

December 31, 2012	Cost	Accumulated Deprecation	Net Book Value
Heavy equipment	$321,976	$113,373	$208,603
Major component parts in use	59,538	22,543	36,995
Other equipment	37,684	18,127	19,557
Licensed motor vehicles	32,010	25,333	6,677
Office and computer equipment	13,122	10,630	2,492
Buildings	3,541	3,096	445
Land	166	—	166
Leasehold improvements	9,743	5,656	4,087
Assets under capital lease	64,901	11,671	53,230
	$542,681	$210,429	$332,252
Assets under capital lease are comprised predominately of heavy equipment and licensed motor vehicles.
During the year ended December 31, 2013, additions to property, plant and equipment included $13,812 of assets that were acquired by means of capital leases (2012 – $53,774). Depreciation of equipment under capital lease of $6,694 (2012 – $7,539) was included in depreciation expense for continuing operations in the current year.

15	2013 Consolidated Financial Statements

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12. Other assets
a) Other assets are as follows:

	December 31, 2013	December 31, 2012
Prepaid lease payments (note 8)	$1,274	$97
Intangible assets (note 12(b))	7,043	12,063
Deferred financing costs (note 12(c))	3,813	5,350
	$12,130	$17,510
b) Intangible assets

December 31, 2013	Cost	Accumulated Amortization	Net Book Value
Other intangible assets	$350	$350	$—
Internal-use software	22,713	15,670	7,043
	$23,063	$16,020	$7,043

December 31, 2012	Cost	Accumulated Amortization	Net Book Value
Customer relationships and backlog	$4,442	$1,960	$2,482
Other intangible assets	2,364	1,523	841
Internal-use software	19,887	12,425	7,462
Patents	2,017	739	1,278
	$28,710	$16,647	$12,063
During the year ended December 31, 2013, the Company capitalized $2,826 (2012 – $4,305) related to internally developed computer software.
Amortization of intangible assets for the year ended December 31, 2013 was $3,276 (2012 – $3,686). The estimated amortization expense for future years is as follows:

For the year ending December 31,
2014	$3,003
2015	2,198
2016	1,255
2017	587
$7,043
c) Deferred financing costs

December 31, 2013	Cost	Accumulated Amortization	Net Book Value
Revolving Facilities	$6,881	$5,994	$887
Series 1 Debentures	8,655	5,729	2,926
	$15,536	$11,723	$3,813

December 31, 2012	Cost	Accumulated Amortization	Net Book Value
Term and Revolving Facilities	$5,861	$5,233	$628
Series 1 Debentures	6,886	2,164	4,722
	$12,747	$7,397	$5,350
During the year ended December 31, 2013, financing fees of $1,020 were incurred in connection with modifications made to the amended and restated credit agreement (2012 – $439) (note 15(b)). During the year ended December 31, 2013, financing fees of $1,769 were incurred in connection with the Series 1 Debentures (2012 – $nil) (note 15(d)). These fees have been recorded as deferred financing costs and are being amortized using the effective interest method over the term of the credit agreement and the Series 1 Debentures, respectively.

2013 Consolidated Financial Statements	16

Amortization of deferred financing costs included in interest expense for the year ended December 31, 2013 was $4,326 (2012 – $1,623). Upon the partial redemption of the Series 1 Debentures on July 22, 2013, a portion of the unamortized deferred financing costs related to the redeemed Series 1 Debentures of $2,737 were expensed and included in amortization of deferred financing costs (note 15(d)).
13. Goodwill
The Company's goodwill related to the piling business. The full amount of the goodwill was included in the carrying amount of the Piling business in determining the gain on the disposal (note 22(b)).
14. Accrued liabilities

	December 31, 2013	December 31, 2012
Accrued interest payable	$1,836	$4,758
Payroll liabilities	11,970	9,423
Liabilities related to equipment leases	190	760
Income and other taxes payable	1,659	1,332
	$15,655	$16,273
15. Long term debt
a) Long term debt is as follows:

Current:
	December 31, 2013	December 31, 2012
Credit facilities (note 15(b))	$—	$12,855
Capital lease obligations (note 15(c))	14,996	13,055
	$14,996	$25,910
Long term:
	December 31, 2013	December 31, 2012
Credit facilities (note 15(b))	$—	$49,433
Capital lease obligations (note 15(c))	28,299	36,492
Series 1 Debentures (note 15(d))	75,000	225,000
	$103,299	$310,925
b) Credit Facilities

	December 31, 2013	December 31, 2012
Term A Facility	$—	$18,139
Term B Facility	—	9,107
Total Term Facilities	$—	$27,246
Revolving Facility	—	35,042
Total credit facilities	$—	$62,288
Less: current portion of Term Facilities	—	(12,855)
	$—	$49,433
During the year ended December 31, 2013, the Company repaid the balance of the Term A and B Facilities under the Fourth Amending Agreement with net proceeds from asset sales. On October 9, 2013 the Company signed a three year Fifth Amended and Restated Credit Agreement (the "Facility") with its existing banking syndicate, replacing the Fourth Amended and Restated Credit Agreement. The Facility provides for a 1.5% lower interest rate and increased borrowing flexibility by securing the facility through a combination of working capital and equipment. The Facility allows borrowing of up to $85.0 million, broken into two tranches. Tranche A will support both borrowing under the Revolving Facility and letters of credit up to $60.0 million and Tranche B will allow up to $25.0 million in letters of credit.
As of December 31, 2013, there were $nil outstanding borrowings under Tranche A of the Revolving Facility and there were $3.1 million of issued and undrawn letters of credit under Tranche B of the Revolving Facility. As of December 31, 2012, the Company had outstanding borrowings of $27.2 million under the Term Facilities and $35.0

17	2013 Consolidated Financial Statements

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million under the Revolving Facility and had issued $3.1 million in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. At December 31, 2013, the Company's unused borrowing availability under the Revolving Facility was $60.0 million.
The amended Facility provides a borrowing base, determined by the value of receivables and equipment, which reduces financial covenants to a Senior Leverage Ratio, which is to be maintained at less than 2.00 to 1.00 and a Fixed Charge Cover Ratio, which must be maintained at greater than 1.20 to 1.00. As at December 31, 2013, the Company was in compliance with the covenants.
Interest on Canadian prime rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined in the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on Canadian prime rate and US base rate loans is payable monthly in arrears. Stamping fees and interest related to the issuance of Bankers’ Acceptances is paid in advance upon the issuance of such Bankers’ Acceptance.
c) Capital lease obligations
The Company’s capital leases primarily relate to heavy equipment and licensed motor vehicles. The minimum lease payments due in each of the next five fiscal years are as follows:

2014	$17,249
2015	16,176
2016	11,735
2017	2,241
Subtotal:	$47,401
Less: amount representing interest	(4,106)
Present value of minimum lease payments	$43,295
Less: current portion	(14,996)
Long term portion	$28,299
d) Series 1 Debentures
On April 7, 2010, the Company issued $225.0 million of 9.125% Series 1 Debentures (the “Series 1 Debentures”). The Series 1 Debentures mature on April 7, 2017. The Series 1 Debentures bear interest at 9.125% per annum, payable in equal instalments semi-annually in arrears on April 7 and October 7 in each year.
The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.
The Series 1 Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after: April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.
If a change of control occurs, the Company is required to offer to purchase all or a portion of each debenture holder’s Series 1 Debentures, at a purchase price in cash equal to 101% of the principal amount of the Series 1 Debentures offered for repurchase plus accrued interest to the date of purchase.
The Company made an offer to purchase $170.0 million of the Series 1 Debentures at par plus accrued and unpaid interest (the "Net Proceeds Offer") amount. The offer expired on August 21, 2013, pursuant to which $8.1 million of aggregate principal amount of notes were tendered to the offer and $0.3 million in accrued and unpaid interest was paid. Subsequent to the Net Proceeds Offer, the Company redeemed $150.0 million of the Series 1 Debentures, less the amount of Series 1 Debentures tendered under the Net Proceeds Offer. Holders of record at the close of business on August 23, 2013 had their Series 1 Debentures redeemed on a pro rata basis for 104.563% of the principal amount, plus accrued and unpaid interest. On August 27, 2013, the Company redeemed $141.9 million of aggregate principal amount of notes, paid $5.0 million of accrued and unpaid interest and recorded a loss on debt extinguishment of $6.5 million.
16. Financial instruments and risk management
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value

2013 Consolidated Financial Statements	18

of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.
The fair values of the Company’s cash, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.
The fair values of amounts due under the Credit Facilities are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates, and by using the outstanding balance of $nil at December 31, 2013 and $62.3 million at December 31, 2012 (note 15(b)), the fair value of amounts due under the Revolving Facilities as at December 31, 2013 and the Term and Revolving Facilities at December 31, 2012 are not significantly different than their carrying value.
Financial instruments with carrying amounts that differ from their fair values are as follows:

	December 31, 2013		December 31, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Capital lease obligations (i)	$43,295	$39,508	$49,547	$43,906
Series 1 Debentures (ii)	75,000	77,813	225,000	200,110

(i)
The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

(ii)	The fair value of the Series 1 Debentures is based upon the expected discounted cash flows and the period end market price of similar financial instruments.
a) Fair value measurements
The Company has segregated all financial assets and financial liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.
The fair values of the Company’s embedded derivatives were based on appropriate price modeling commonly used by market participants to estimate fair value. Such modeling included option pricing models and discounted cash flow analysis, using observable market based inputs including foreign currency rates, implied volatilities and discount factors to estimate fair value. The Company considered its own credit risk or the credit risk of the counterparty in determining fair value, depending on whether the fair values are in an asset or liability position. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows. Fair value amounts reflect management’s best estimates using external, readily observable, market data such as futures prices, interest rate yield curves, foreign exchange rates and discount rates for time value. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the effect of such variations could be material.
At December 31, 2013, the Company had no financial assets or financial liabilities measured at fair value on a recurring basis which were classified as Level 1 or Level 2 under the fair value hierarchy. In the prior year, the Company used observable inputs of similar instruments and discounted cash flows in its valuation of its derivative financial instruments, these fair value measurements are classified as Level 2 of the fair value hierarchy. Financial assets and liabilities measured at fair value net of accrued interest on a recurring basis, all of which are classified as Derivative financial instruments on the Consolidated Balance Sheets are summarized below:

December 31, 2012	Carrying Amount
Embedded price escalation features in certain long term supplier contracts	$6,551
Less: current portion	(3,586)
$2,965
The unrealized gains on derivative financial instruments is comprised as follows:

Year ended December 31,	2013	2012
Unrealized (gain) loss on embedded price escalation features in certain long term supplier contracts	$(6,551)	$(4,017)

19	2013 Consolidated Financial Statements

NOA

Non-financial assets measured at fair value on a non-recurring basis as at December 31, 2013 and December 31, 2012 in the financial statements are summarized below:

	December 31, 2013		December 31, 2012
	Carrying Amount	Change in Fair Value	Carrying Amount	Change in Fair Value
Assets held for sale	$52	$(3,097)	$251	$(8,622)
Assets held for sale are reported at the lower of their carrying amount or fair value less cost to sell. The fair value less cost to sell of equipment assets held for sale (note 9) is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the residual value of the asset and the useful life of the asset. The fair value of the equipment assets held for sale are classified under Level 3 of the fair value hierarchy.
b) Risk Management
The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.
Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
c) Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, the Company has used various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
i) Foreign exchange risk
The Company regularly transacts in foreign currencies when purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short term transactions, if material.
ii) Interest rate risk
The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facilities, varies as market interest rates change. At December 31, 2013, the Company held $nil of floating rate debt pertaining to its Credit Facilities (December 31, 2012 – $62.3 million) and accordingly our interest rate risk is immaterial.
The fair value of financial instruments with fixed interest rates, such as the Company’s Series 1 Debentures, fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.
The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
d) Credit Risk
Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to

2013 Consolidated Financial Statements	20

credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables, and unbilled revenue are managed through established credit monitoring activities.
The Company has a concentration of customers in the oil and gas sector. The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2013	2012
Customer A	29%	23%
Customer B	22%	22%
Customer C	18%	14%
Customer D	10%	10%
Customer E	2%	10%
The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.
At December 31, 2013 and December 31, 2012, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	December 31, 2013	December 31, 2012
Customer 1	28%	13%
Customer 2	26%	21%
Customer 3	17%	8%
The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have been considered and have not been successful. Bad debt expense is charged to project costs in the Consolidated Statements of Operations in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.
The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	December 31, 2013	December 31, 2012
Trade accounts receivables	$68,364	$151,861
Other receivables	1,813	949
Total accounts receivable	$70,177	$152,810
Unbilled revenue	$32,168	$80,223

On a geographic basis as at December 31, 2013, 100% (December 31, 2012 – 92%) of the balance of trade accounts receivable (before considering the allowance for doubtful accounts) was due from customers based in Western Canada.
Payment terms are generally net 30 days. As at December 31, 2013 and December 31, 2012, trade receivables are aged as follows:

	December 31, 2013	December 31, 2012
Not past due	$59,337	$81,752
Past due 1-30 days	3,948	38,487
Past due 31-60 days	1,538	14,142
More than 61 days	3,541	17,480
Total	$68,364	$151,861

21	2013 Consolidated Financial Statements

NOA

As at December 31, 2013, the Company has recorded an allowance for doubtful accounts of $nil (December 31, 2012 – $185) of which 100% relates to amounts that are more than 61 days past due.
The allowance is an estimate of the December 31, 2013 trade receivable balances that are considered uncollectible. Changes to the allowance are as follows:

Year ended December 31,	2013	2012
Opening balance	$185	$210
Payments received on provided balances	—	(1)
Current year allowance	365	—
Write-offs	—	(24)
Discontinued operations	(550)	—
Ending balance	$—	$185

17. Other long term obligations
a) Other long term obligations are as follows:

	December 31, 2013	December 31, 2012
Liabilities related to equipment leases	$—	$209
Deferred lease inducements (note 17(b))	359	466
Asset retirement obligation (note 17(c))	512	466
Senior executive stock option plan (note 23(c))	940	591
Restricted share unit plan (note 23(d))	3,667	1,742
Directors' deferred stock unit plan (note 23(e))	3,662	2,070
	$9,140	$5,544
Less current portion of:
Restricted share unit plan (note 23(d))	(1,933)	(503)
Directors' deferred share unit plan (note 23(e))	—	(253)
	$7,207	$4,788
b) Deferred lease inducements
Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative expenses on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	December 31, 2013	December 31, 2012
Balance, beginning of year	$466	$574
Amortization of deferred lease inducements	(107)	(108)
Balance, end of year	$359	$466
c) Asset retirement obligation
The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations.
The following table presents a continuity of the liability for the asset retirement obligation:

	December 31, 2013	December 31, 2012
Balance, beginning of year	$466	$424
Accretion expense	46	42
Balance, end of year	$512	$466

2013 Consolidated Financial Statements	22

At December 31, 2013, estimated undiscounted cash flows required to settle the obligation were $1,084 (December 31, 2012 – $1,084). The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.
18. Shares
a) Common shares
Authorized:
Unlimited number of voting common shares
Unlimited number of non-voting common shares
Issued and outstanding:

	Number of Shares	Amount
Voting common shares
Issued and outstanding at December 31, 2011	36,249,086	$304,896
Issued upon exercise of stock options	1,920	7
Transferred from additional paid-in capital on exercise of stock options	—	5
Issued and outstanding at December 31, 2012	36,251,006	$304,908
Issued upon exercise of stock options	295,230	1,175
Transferred from additional paid-in capital on exercise of stock options	—	567
Retired through Share Purchase Program (note 18(c))	(1,800,000)	(16,133)
Issued and outstanding at December 31, 2013	34,746,236	$290,517
b) Net (loss) income per share

Year ended December 31,	2013	2012
Net loss from continuing operations	$(18,047)	$(32,496)
Net income from discontinued operations	87,231	18,823
Net income (loss)	$69,184	$(13,673)

Weighted average number of common shares	36,269,996	36,250,959

Basic per share information
Net loss from continuing operations	$(0.50)	$(0.90)
Net income from discontinued operations	2.41	0.52
Net income (loss)	$1.91	$(0.38)

Dilutive effect of stock options	342,957	—
Weighted average number of diluted common shares	36,612,953	36,250,959

Diluted per share information
Net loss from continuing operations	$(0.50)	$(0.90)
Net income from discontinued operations	2.39	0.52
Net income (loss)	$1.89	$(0.38)
For the year ended December 31, 2013, there were 863,414 stock options which were anti-dilutive (December 31, 2012 – 3,029,734 and 50,000 stock options and stock awards, respectively) and therefore were not considered in computing diluted earnings per share.
c) Share Purchase Program
Effective October 24, 2013, the Company commenced purchasing and subsequently canceling 1,800,000 voting common shares, in the normal course, in the United States primarily through the facilities of the New York Stock Exchange, using funds from recent business divestments. The common voting shares purchased represented approximately 5% of the issued and outstanding voting common shares. During the year ended December 31, 2013, the Company retired 1,800,000 shares, resulting in a reduction of $16,133 to common stock and an increase to additional paid in capital of $4,393.

23	2013 Consolidated Financial Statements

NOA

19. Commitments
The annual future minimum lease payments for heavy equipment, office equipment and premises in respect of operating leases, excluding contingent rentals, for the next five years and thereafter are as follows:

For the year ending December 31,
2014	$19,750
2015	8,321
2016	4,700
2017	4,465
2018 and thereafter	21,406
$58,642
Total contingent rentals on operating leases consisting principally of recovery charges in excess of minimum contracted amounts for the years ended December 31, 2013 and 2012 amounted to $249 and $1,912, respectively.
20. Contingencies
During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.
21. Interest expense

Year ended December 31,	2013	2012
Interest on capital lease obligations	$2,716	$1,326
Amortization of deferred financing costs	4,326	1,623
Interest on credit facilities	2,424	4,759
Interest on Series 1 Debentures	12,507	15,208
Interest on long term debt	$21,973	$22,916
Other interest (income) expense	(276)	624
	$21,697	$23,540
22. Discontinued operations
As part of its ongoing strategic evaluation of operations, the Company sold its pipeline related assets and piling related assets and liabilities and discontinued the operations of these businesses. Prior to this decision, the Company had two reportable business segments consisting of Heavy Construction and Mining and Commercial and Industrial Construction. The Commercial and Industrial Construction segment was comprised of pipeline and piling operations. The operations of the discontinued Commercial and Industrial Construction segment are summarized in this note.
a) Pipeline
On November 22, 2012, the Company reached an agreement with an independent third party to sell its pipeline related assets for total consideration of $16,250. The selling costs were $781 rendering net proceeds of $15,469. The Company does not have any significant continuing involvement in the operations of pipeline. For all periods presented, the results of its pipeline operations and cash flows have been reported as discontinued operations.

2013 Consolidated Financial Statements	24

NOA

The results of pipeline discontinued operations are summarized as follows:

Year ended December 31,	2013	2012
Revenue	$—	$84,399
Project costs	1,321	93,442
Depreciation	—	556
Gross loss	$(1,321)	$(9,599)
General and administrative expenses	312	1,277
Loss (gain) on disposal of property, plant and equipment	63	(438)
Recovery of previously expensed tools, supplies and equipment parts	—	(1,095)
Gain on sale of inventory	(46)	(668)
Operating loss	$(1,650)	$(8,675)
Interest expense	—	962
Loss before income taxes	$(1,650)	$(9,637)
Deferred income tax benefit	(510)	(2,003)
Net loss from discontinued operations	$(1,140)	$(7,634)
Cash (used in) provided by the pipeline discontinued operations is summarized as follows:

Year ended December 31,	2013	2012
Operating activities	$(1,587)	$(8,267)
Investing activities	—	11,197
	$(1,587)	$2,930
b) Piling
On July 12, 2013, the Company sold its piling related assets and liabilities, excluding accounts receivable and unbilled revenue on a certain customer contract, and exited the piling, foundation, pipeline anchor and tank services businesses, for proceeds of $227,500. The selling and disposal costs were $8,102 rendering net proceeds of $219,392. The terms of the agreement entitle the Company to additional proceeds of up to $92,500 over the next three years, contingent on the Purchaser achieving certain "net income before interest expense, income taxes, depreciation and amortization" (EBITDA) thresholds from the assets and liabilities sold. These contingent proceeds will be recognized as the piling business EBITDA targets are achieved. The assets and liabilities being sold were classified as held for sale on the Consolidated Balance Sheets prior to the close of the sale. For all periods presented, the results of piling operations and cash flows are included in discontinued operations. The Company does not have any significant continuing involvement in piling operations.
The following table summarizes the transaction:

Proceeds	$227,500
Working capital adjustment	(5,863)
Capital lease liability	5,869
Selling and disposal costs	8,102
Net proceeds	$219,392
Non-cash working capital	33,699
Property, plant and equipment, net	56,377
Intangibles	4,219
Goodwill	32,901
Capital lease obligation	(5,869)
Net gain	$98,065

25	2013 Consolidated Financial Statements

NOA

The results of piling discontinued operations are summarized as follows:

Year ended December 31,	2013	2012
Revenue	$98,735	$242,106
Project costs	79,472	178,970
Equipment operating lease expense	1,242	2,315
Depreciation	706	3,706
Gross profit	$17,315	$57,115
General and administrative expenses	6,857	12,518
Amortization of intangible assets	351	1,410
Gain on disposal of piling assets and liabilities	(98,065)	—
Operating income	$108,172	$43,187
Interest expense	4,758	7,557
Income before income taxes	$103,414	$35,630
Current income tax expense	164	—
Deferred income tax expense	14,879	9,173
Net income from discontinued operations	$88,371	$26,457
Cash provided by (used in) the piling discontinued operations is summarized as follows:

Year ended December 31,	2013	2012
Operating activities	$47,326	$6,373
Investing activities	182,836	(5,270)
Financing activities	(271)	(720)
	$229,891	$383

23. Stock-based compensation
a) Stock-based compensation expenses
Stock-based compensation expenses included in general and administrative expenses are as follows:

Year ended December 31,	2013	2012
Share option plan (note 23(b))	$981	$1,327
Restricted share unit plan (note 23(d))	2,652	(297)
Directors' deferred stock unit plan (note 23(e))	2,560	(547)
Stock award plan (note 23(f))	—	47
	$6,193	$530

b) Share option plan
Under the 2004 Amended and Restated Share Option Plan, which was approved and became effective in 2006, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date.

2013 Consolidated Financial Statements	26

	Number of options	Weighted average exercise price $ per share
Outstanding at December 31, 2011	1,864,434	8.78
Granted	1,517,400	2.83
Exercised(i)	(1,920)	(3.69)
Forfeited	(350,180)	(9.65)
Outstanding at December 31, 2012	3,029,734	5.70
Granted	177,400	5.91
Exercised(i)	(295,230)	(3.98)
Forfeited	(698,624)	(7.12)
Outstanding at December 31, 2013	2,213,280	5.51

(i)	All stock options exercised resulted in new common shares being issued (note 18(a));
Cash received from option exercises for the year ended December 31, 2013 was $1,175 (2012 - $7). The total intrinsic value of options exercised, calculated as market value at the exercise date less exercise price, multiplied by the number of units exercised, for the years ended December 31, 2013 and 2012 was $524 and $5, respectively.
The following table summarizes information about stock options outstanding at December 31, 2013:

	Options outstanding			Options exercisable
Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$2.75	414,440	8.5 years	$2.75	46,440	8.3 years	$2.75
$2.79	680,000	8.5 years	$2.79	80,000	8.5 years	$2.79
$3.69	68,100	4.2 years	$3.69	68,100	4.2 years	$3.69
$4.90	40,000	8.3 years	$4.90	8,000	8.3 years	$4.90
$5.00	221,760	1.6 years	$5.00	221,760	1.6 years	$5.00
$5.91	177,400	10.0 years	$5.91	—	—	—
$6.56	118,860	7.0 years	$6.56	56,520	6 years	$6.56
$8.28	60,000	5.5 years	$8.28	48,000	5.5 years	$8.28
$8.58	30,000	6.7 years	$8.58	18,000	6.7 years	$8.58
$9.33	84,460	5.3 years	$9.33	54,540	5.5 years	$9.33
$10.13	82,780	6.2 years	$10.13	55,860	5.8 years	$10.13
$13.21	75,000	4.0 years	$13.21	75,000	4 years	$13.21
$13.50	82,720	3.7 years	$13.50	82,720	3.7 years	$13.50
$16.46	50,000	4.3 years	$16.46	50,000	4.3 years	$16.46
$16.75	27,760	2.7 years	$16.75	27,760	2.7 years	$16.75
	2,213,280	6.9 years	$5.51	892,700	4.5 years	$8.00
At December 31, 2013, the weighted average remaining contractual life of outstanding options is 6.9 years (March 31, 2012 – 7.3 years). The fair value of options vested during the year ended December 31, 2013 was $1,278 (December 31, 2012 – $1,436). At December 31, 2013, the Company had 892,700 exercisable options (December 31, 2012 – 1,106,274) with a weighted average exercise price of $8.00 (December 31, 2012 – $8.59).
At December 31, 2013, the total compensation costs related to non-vested awards not yet recognized was $1,762 (December 31, 2012 – $2,983) and these costs are expected to be recognized over a weighted average period of 3.2 years (December 31, 2012 – 3.7 years).

27	2013 Consolidated Financial Statements

NOA

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Year ended December 31,	2013	2012
Number of options granted	177,400	1,517,400
Weighted average fair value per option granted ($)	3.73	1.88
Weighted average assumptions:
Dividend yield	N/A	N/A
Expected volatility	69.11%	74.52%
Risk-free interest rate	1.91%	1.02%
Expected life (years)	6.2	6.4
The Company uses company specific historical data to estimate the expected life of the option, such as employee option exercise and employee post-vesting departure behaviour.
c) Senior executive stock option plan
On September 22, 2010, the Company modified a senior executive employment agreement to allow the option holder the right to settle options in cash which resulted in 550,000 stock options (senior executive stock options) changing classification from equity to a long term liability. The liability is measured at fair value using the Black-Scholes model at the modification date and subsequently at each period end date. Previously recognized compensation cost related to the senior executive stock option plan of $2,237 was transferred from additional paid-in capital to the senior executive stock option liability on the modification date. The fair value of the compensation liability is calculated using the Black-Scholes model at each period end. Changes in fair value of the liability are recognized in the Consolidated Statements of Operations.
The weighted average assumptions used in estimating the fair value of the fully vested senior executive stock options as at December 31, 2013 and 2012 are as follows:

Year ended December 31,	2013	2012
Number of senior executive stock options	550,000	550,000
Weighted average fair value per option granted ($)	1.71	1.08
Weighted average assumptions:
Dividend yield	N/A	N/A
Expected volatility	39.12%	72.78%
Risk-free interest rate	0.22%	0.29%
Expected life (years)	1.4	2.4
d) Restricted share unit plan
Restricted Share Units (“RSUs”) are granted each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs vest at the end of a three-year term. The Company classifies RSUs as a liability as the Company has the ability and intent to settle the awards in cash.
Compensation expense is calculated based on the number of vested shares multiplied by the fair market value of each RSU as determined by the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value is to be determined. The Company recognizes compensation expense over the three-year term of the RSU in the Consolidated Statements of Operations.

2013 Consolidated Financial Statements	28

Number of units
Outstanding at December 31, 2011	1,209,832
Granted	625,405
Settled	(345,679)
Forfeited	(379,283)
Outstanding at December 31, 2012	1,110,275
Granted	555,204
Settled	(154,330)
Forfeited	(487,205)
Outstanding at December 31, 2013	1,023,944
At December 31, 2013, the current portion of RSU liabilities of $1,933 were included in accrued liabilities (December 31, 2012 - $503) and long term portion of RSU liabilities of $1,734 were included in other long term obligations (December 31, 2012 — $1,239) in the Consolidated Balance Sheets. During the year ended December 31, 2013, 154,330 units were settled in cash for $727 (2012 - 345,679 units settled in cash for $1,677).
At December 31, 2013, the weighted average remaining contractual life of the outstanding RSUs was 1.3 years (December 31, 2012 – 1.6 years). Using a fair market value of $6.24 per unit at December 31, 2013, there were approximately $2,958 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the RSU Plan (December 31, 2012 – $1,980) and these costs are expected to be recognized over the weighted average remaining contractual life of the RSUs of 1.3 years (December 31, 2012 – 1.6 years).
e) Director’s deferred stock unit plan
On November 27, 2007, the Company approved a Directors’ Deferred Stock Unit (“DDSU”) Plan, which became effective January 1, 2008. Under the DDSU Plan, non–officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative expenses) in the form of DDSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DDSUs. The number of DDSUs to be credited to the participants deferred unit account is determined by dividing the amount of the participant’s deferred remuneration by fair market value of the Company's common shares, calculated as the Canadian Dollar equivalent of the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the date that participants’ remuneration becomes payable. The DDSUs vest immediately upon issuance and are only redeemable upon death or retirement of the participant for cash determined by the market price of the Company’s common shares for the five trading days immediately preceding death or retirement. Directors, who are not US taxpayers, may elect to defer the redemption date until a date no later than December 1st of the calendar year following the year in which the retirement or death occurred.

Number of units
Outstanding at December 31, 2011	421,749
Issued	266,820
Redeemed	(63,413)
Outstanding at December 31, 2012	625,156
Issued	141,509
Redeemed	(179,831)
Outstanding at December 31, 2013	586,834
At December 31, 2013, the fair market value of these units was $6.24 per unit (December 31, 2012 – $3.31 per unit). At December 31, 2013, the current portion of DDSU liabilities of $nil were included in accrued liabilities (December 31, 2012 - $253) and the long term portion of DDSU liabilities of $3,662 were included in other long term obligations (December 31, 2012 - $1,817) in the Consolidated Balance Sheets. During the year ended December 31, 2013, 179,831 units were redeemed and settled in cash for $968 (December 31, 2012 - 63,413 units were redeemed and settled in cash for $175). There is no unrecognized compensation expense related to the DDSUs, since these awards vest immediately when issued.
f) Stock award plan
On September 24, 2009, the former Chief Executive Officer’s (CEO) employment agreement was extended by the Board of Directors for a further period of two years, to May 8, 2012. In addition to the existing conditions in his

29	2013 Consolidated Financial Statements

NOA

employment agreement, as of September 24, 2010, the effective date, the former CEO was granted the right to receive 150,000 common shares of the Company.
The former CEO’s entitlement, upon the above release dates, could be settled in common shares purchased on the open market or through the issuance of common shares from treasury, in each case net of required withholdings. The estimate of the fair value of the stock award on the grant date is equal to the market price of the Company’s common shares.
As at December 31, 2013, there were no Stock Award Plan units outstanding (December 31, 2012 - nil). During the year ended December 31, 2012, 50,000 stock awards vested and were settled in common shares purchased on the open market for $148.
24. Other information
a) Supplemental cash flow information

Year ended December 31,	2013	2012
Cash paid during the year for:
Interest	$25,528	$29,625
Income taxes	91	5,072
Cash received during the year for:
Interest	256	8
Income taxes	3,797	97

Year ended December 31,	2013	2012
Non-cash transactions:
Acquisition of property, plant and equipment for continuing operations by means of capital leases	$13,812	$47,297
Additions to assets held for sale	(5,123)	(10,444)
Net change in accounts payable related to purchase of property, plant and equipment	2,931	(2,198)
Net change in current portion of equipment lease liabilities included in accrued liabilities related to the purchase of property, plant and equipment	(159)	(1,574)
Net change in long term portion of equipment lease liabilities related to the purchase of property, plant and equipment	1,702	(1,702)
Net change in property, plant and equipment resulting from reclassification to inventory	—	2,219
Net change in accrued liabilities related to current portion of RSU liability	1,430	(1,639)
Net change in accrued liabilities related to current portion of DDSU liability	(253)	253
b) Net change in non-cash working capital

Year ended December 31,	2013	2012
Operating activities:
Accounts receivable, net	$29,765	$70,577
Unbilled revenue	30,275	56,625
Inventories	(644)	3,416
Prepaid expenses and deposits	634	5,050
Accounts payable	(31,847)	(35,292)
Accrued liabilities	(1,603)	(11,534)
Long term portion of liabilities related to equipment leases	(209)	(1,721)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(872)	(2,160)
	$25,499	$84,961
25. Claims revenue

Year ended December 31,	2013	2012
Claims revenue recognized	$17,053	$21,565
Claims revenue uncollected (classified as unbilled revenue)	8,074	21,942

2013 Consolidated Financial Statements	30

26. Related party transactions
From the time of the Company's initial public offering in November of 2006 to June 26, 2013, Perry Partners, L.P. and Perry Partners International, Inc. (together, “Perry”) was a Sponsor of the Company.  As a Sponsor, Perry had an Advisory Services Agreement with the Company under which Perry was entitled to receive reports, financial data and other information from the Company and the Company was entitled to receive consulting services relating to the Company’s operations, affairs and finances.  No fee was charged by Perry for such consulting and advisory services.  On June 26, 2013, the Company and Perry entered into an agreement terminating Perry's Advisory Services Agreement.
There were no material related party transactions during the years ended December 31, 2013 and December 31, 2012. All related party transactions were in the normal course of operations and were measured at the exchange amount, being the consideration established and agreed to by the related parties.
27. Employee benefit plans
The Company and its subsidiaries match voluntary contributions made by employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended December 31, 2013 were $1,565 (2012 – $2,143).
28. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

31	2013 Consolidated Financial Statements